Exhibit 99.1

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

ASSET	Note	March 31, 2021	December 31, 2020
CURRENT
Cash and cash equivalents	5	5,334,508	6,835,057
Marketable securities	6	4,028,038	2,212,079
Trade accounts receivable	7	3,692,928	2,915,206
Inventories	8	3,989,789	4,009,335
Recoverable taxes	9	406,352	406,850
Derivative financial instruments	4.5	414,094	484,043
Advances to suppliers	10	41,492	43,162
Other assets		752,011	738,924
		18,659,212	17,644,656
Assets held for sale	1.2.2		313,338
Total current assets		18,659,212	17,957,994

NON-CURRENT
Marketable securities	6	236,344	184,778
Recoverable taxes	9	832,173	834,575
Deferred taxes	12	11,044,593	8,677,002
Derivative financial instruments	4.5	856,828	857,377
Advances to suppliers	10	1,203,265	1,015,115
Judicial deposits		275,118	257,789
Other assets		224,663	235,341

Biological assets	13	11,094,744	11,161,210
Investments	14	379,564	359,071
Property, plant and equipment	15	38,580,957	39,156,890
Right of use	19.1	4,566,956	4,344,078
Intangible	16	16,572,051	16,759,528
Total non-current		85,867,256	83,842,754

TOTAL ASSET		104,526,468	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

LIABILITIES	Note	March 31, 2021	December 31, 2020
CURRENT
Trade accounts payable	17	2,393,144	2,361,098
Loans, financing and debentures	18.1	2,143,255	2,043,386
Lease liabilities	19.2	632,812	620,177
Derivative financial instruments	4.5	2,670,708	1,991,118
Taxes payable		239,910	170,482
Payroll and charges		349,263	492,728
Liabilities for assets acquisitions and subsidiaries	23	114,889	101,515
Dividends payable		6,228	6,232
Advance from customers		92,505	25,171
Other liabilities		336,480	360,916
Total current liabilities		8,979,194	8,172,823

NON-CURRENT
Loans, financing and debentures	18.1	73,770,784	70,856,496
Lease liabilities	19.2	5,045,285	4,571,583
Derivative financial instruments	4.5	7,157,597	6,126,282
Liabilities for assets acquisitions and subsidiaries	23	428,678	400,713
Provision for judicial liabilities	20.1	3,255,140	3,255,955
Employee benefit plans	21.2	788,948	785,045
Deferred taxes	12		570
Share-based compensation plans	22.3	223,915	195,135
Advance from customers		199,595
Other liabilities		112,991	98,768
Total non-current liabilities		90,982,933	86,290,547
TOTAL LIABILITIES		99,962,127	94,463,370

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		11,822	10,612
Treasury shares		(218,265)	(218,265)
Other reserves		2,065,162	2,129,944
Retained loss		(6,636,122)	(3,926,015)
Controlling shareholders´		4,458,143	7,231,822
Non-controlling interest		106,198	105,556
Total equity		4,564,341	7,337,378
TOTAL LIABILITIES AND EQUITY		104,526,468	101,800,748

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	March 31, 2021	March 31, 2020
NET SALES	27	8,889,166	6,980,793
Cost of sales	29	(4,845,034)	(4,819,999)
GROSS PROFIT		4,044,132	2,160,794

OPERATING INCOME (EXPENSES)
Selling	29	(581,766)	(514,936)
General and administrative	29	(382,554)	(314,836)
Income from associates and joint ventures	14	10,266	711
Other, net	29	516,853	16,731
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		3,606,931	1,348,464

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(990,933)	(1,086,424)
Financial income		24,227	120,754
Derivative financial instruments		(2,493,950)	(9,058,792)
Monetary and exchange variations, net		(5,206,465)	(12,419,586)
LOSS BEFORE TAXES		(5,060,190)	(21,095,584)

Income and social contribution taxes
Current	12	(64,149)	(54,360)
Deferred	12	2,369,080	7,730,883
LOSS FOR THE PERIOD		(2,755,259)	(13,419,061)

Attributable to
Controlling shareholders’		(2,757,244)	(13,422,530)
Non-controlling interest		1,985	3,469

Loss per share
Basic	25.1	(2.04358)	(9.94835)
Diluted	25.2	(2.04358)	(9.94835)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	March 31, 2021	March 31, 2020
Loss for the period	(2,755,259)	(13,419,061)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	2,941	1,100
Tax effect of the above items	(1,000)	(374)
Items with no subsequent effect on statement of income	1,941	726

Exchange rate variation on conversion of financial statements of the subsidiaries abroad	(19,586)	(3,360)
Items with subsequent effect on statement of income	(19,586)	(3,360)
	(2,772,904)	(13,421,695)

Attributable to
Controlling shareholders’	(2,774,889)	(13,425,164)
Non-controlling interest	1,985	3,469

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves			Retained earnings reserves
	Share capital	Share issuance costs	Stock options granted	Other	Treasury shares	Legal Reserve	Other reserves	Retained loss	Total	Non- controlling interest	Total equity
Balances at December 31, 2019	9,269,281	(33,735)	5,979	6,410,885	(218,265)	317,144	2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Loss for the period								(13,422,530)	(13,422,530)	3,469	(13,419,061)
Other comprehensive income for the period							(2,634)		(2,634)		(2,634)
Transactions with shareholders
Stock options granted			300						300		300
Fair value attributable to non-controlling interest										(1,697)	(1,697)
Internal changes in equity
Realization of deemed cost, net of taxes							(12,871)	12,871
Balances at March 31, 2020	9,269,281	(33,735)	6,279	6,410,885	(218,265)	317,144	2,205,836	(13,409,659)	4,547,766	117,111	4,664,877

Balances at December 31, 2020	9,269,281	(33,735)	10,612		(218,265)		2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Loss for the period								(2,757,244)	(2,757,244)	1,985	(2,755,259)
Other comprehensive income for the period							(17,645)		(17,645)		(17,645)
Transactions with shareholders
Stock options granted			1,210						1,210		1,210
Fair value attributable to non-controlling interest										(1,343)	(1,343)
Internal changes in equity
Realization of deemed cost, net of taxes							(47,137)	47,137
Balances at March 31, 2021	9,269,281	(33,735)	11,822		(218,265)		2,065,162	(6,636,122)	4,458,143	106,198	4,564,341

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2021	March 31, 2020
OPERATING ACTIVITIES
Loss for the period	(2,755,259)	(13,419,061)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	1,734,134	1,590,393
Depreciation of right of use (Note 19.1)	46,821	39,330
Sublease of ships	(11,420)
Interest expense on lease liabilities	109,040	95,350
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	(496,844)	4,488
Income from associates and joint ventures (Note 14.2)	(10,266)	(711)
Exchange rate and monetary variations, net (Note 26)	5,206,465	12,419,586
Interest expenses with financing, loans and debentures, net (Note 26)	758,171	890,073
Premium expenses with early settlements	32,933
Capitalized interest (Note 26)	(402)	(3,803)
Accrual of interest on marketable securities	(15,111)	(58,870)
Amortization of fundraising costs (Note 26)	41,020	25,250
Derivative losses, net (Note 26)	2,493,950	9,058,792
Deferred income tax and social contribution (Note 12.3)	(2,369,080)	(7,730,883)
Interest on actuarial liabilities (Note 21.2)	13,964	13,195
Provision (reversal) for judicial liabilities, net (Note 20.1)	4,311	(8,772)
Allowance for doubtful accounts, net (Note 7.3)	1,762	5,522
Provision for inventory losses, net (Note 8.1)	5,462	16,168
Provision for loss of ICMS credits, net (Note 9.1)	7,458	19,571
Other	551	5,438
Decrease (increase) in assets
Trade accounts receivables	(514,616)	(608,145)
Inventories	(56,458)	424,128
Recoverable taxes	(2,390)	200,988
Other assets	37,986	101,406
Increase (decrease) in liabilities
Trade accounts payables	88,245	(94,248)
Taxes payable	102,603	(59,487)
Payroll and charges	(143,474)	(92,262)
Other liabilities	(29,577)	(208,734)
Cash provided by operations	4,279,979	2,624,702
Payment of interest with financing, loans and debentures (Note 18.2)	(1,175,388)	(1,167,141)
Payment of premium with early settlements	(32,933)
Interest received from marketable securities	14,049	52,486
Payment of income taxes	(35,144)	(28,931)
Cash provided by operating activities	3,050,563	1,481,116

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(263,979)	(299,425)
Additions to intangible (Note 16)	(734)	(469)
Additions to biological assets (Note 13)	(703,830)	(578,224)
Proceeds from sale of property, plant and equipment	1,164,928	27,905
Capital increase (Note 14.3)	(6,328)
Marketable securities, net	(1,866,464)	1,145,994
Advance for acquisition of wood from operations with development	(167,176)	(68,957)
Acquisition of non-controlling interests	(6,482)
Cash provided (used) in investing activities	(1,850,065)	226,824

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	8,969,521	3,663,623
Payment of derivative transactions (note 4.5.4)	(712,547)	(172,797)
Payment of loans, financing and debentures (note 18.2)	(11,177,120)	(4,503,548)
Payment of leases (note 19.2)	(249,128)	(157,209)
Liabilities for assets acquisitions and subsidiaries		(2,838)
Cash used by financing activities	(3,169,274)	(1,172,769)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	468,227	764,031

Increase (reduction) in cash and cash equivalents, net	(1,500,549)	1,299,202
At the beginning for the period	6,835,057	3,249,127
At the end for the period	5,334,508	4,548,329
Increase (reduction) in cash and cash equivalents, net	(1,500,549)	1,299,202

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts (“ADRs”) in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 12 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned subsidiaries in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company’s operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.73% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Board of Directors on May 10, 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	March 31, 2021	December 31, 2020
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.30%	8.30%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	25.30%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Oy	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	23.44%	23.44%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd. (1)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A. (2)	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy (3)	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%

1)	On March 18, 2021, liquidation of the legal entity.

2)	Joint operation with Stora Enso, a company located in Finland.

3)	On March 23, 2021, established of joint venture controlled with Spinnova Oy, a company located in Finland.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

1.2.	Major events in the three-month period ended March 31, 2021

1.2.1.	Effects arising from COVID 19

With the advent of the pandemic of COVID-19, popularly known as the new coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Thus, Company’s initiatives are based on three pillars:

(i)	Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)	Protection of society: one of Suzano’s three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

•	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.

•	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.

•	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano’s disbursement in this action was R$9,584 in 2020.

•	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.

•	Establishement a partnership with Fatec of Capão Bonito for the production of gel alcohol.

•	Loan of forklifts to move donations received by the Red Cross.

•	Maintenance of all direct jobs.

•	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers’ workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.

•	Creation of the a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano’s Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

•	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.

•	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,031.

•	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.

•	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$4,555 through March 31, 2021 (Note 29).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories’ supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

As previously disclosed in the quarterly information for the period ended March 31, 2020, the Company temporarily stopped the production at the paper production lines of the Mucuri and Rio Verde units, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

1.2.2.	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informed the conclusion of the transaction with Bracell SP Celulose Ltda.(“Bracell”) and Turvinho Participações Ltda. (“Turvinho”), receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

From the total amount received:

i)	R$375,860 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon delivery of the wood, scheduled for 2027; and

ii)	R$680,895 was recognized in other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$8,000 and were recognized in the other operating results.

In the three-month period ended March 31, 2021, the Company recognized sales revenue in the amount of R$790,865 as a result of the transfer of control of part of the assets.

1.2.3.	New facility in Cachoeiro de Itapemirim (ES)

In early 2021, the Company inaugurated a new facility located in the city of Cachoeiro de Itapemirim, in the state of Espírito Santo, which will convert tissue paper (soft and high-absorption papers) into finished products.

Mimmo and Max Pure brand toilet papers will be produced. The facility has the capacity to produce 30 thousand tons per year of toilet paper, which is equivalent to 1,000,000 rolls/day.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the three-month period ended March 31, 2021, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2020 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2020.

The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting polices applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information were prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its wholly-owned subsidiaries on the three-month period ended March 31, 2021, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2020, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2021 and whose estimated impact was disclosed in the annual financial statements of December 31, 2020, as disclosed in the Note 3.1.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

3.1.	New accounting policies and changes in accounting policies adopted

The new and changed standards and interpretations issued, but not yet in force until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on / or after January 1, 2021, early adoption permitted)

The adoption of phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;

(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1), and

(iii)	disclosure: requirements about the disclosure of risks to which the Company is exposed by the reform, risk management and evolution of the IBORs transition.

The Company assessed content of this pronouncement and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.1.2.	Business Combination IFRS 3 - Reference to the conceptual framework

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

The changes are applicable to business combinations whose acquisition date occurs on or after the beginning of the first reporting period beginning on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

3.1.3.	Lease – IFRS 16 - update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, this pronouncement was changed as a result of benefits related to COVID-19 granted to lessee under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the three-month period ended March 31, 2021, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in Note 4 to the annual financial statements for the year ended December 31, 2020.

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as set forth below.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	March 31, 2021	December 31, 2020
Assets
Amortized cost
Cash and cash equivalents	5	5,334,508	6,835,057
Trade accounts receivable	7	3,692,928	2,915,206
Other assets		976,674	974,265
		10,004,110	10,724,528
Fair value through other comprehensive income
Other investments	14.1	29,280	26,338
		29,280	26,338
Fair value through profit or loss
Derivative financial instruments	4.5.1	1,270,922	1,341,420
Marketable securities	6	4,264,382	2,396,857
		5,535,304	3,738,277
		15,568,694	14,489,143
Liabilities
Amortized cost
Trade accounts payable	17	2,393,144	2,361,098
Loans, financing and debentures	18.1	75,914,039	72,899,882
Lease liabilities	19.2	5,678,097	5,191,760
Liabilities for assets acquisitions and subsidiaries	23	543,567	502,228
Dividends payable		6,228	6,232
Other liabilities		449,471	459,684
		84,984,546	81,420,884
Fair value through profit or loss
Derivative financial instruments	4.5.1	9,828,305	8,117,400
		9,828,305	8,117,400
		94,812,851	89,538,284
		79,244,157	75,049,141

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	March 31, 2021	December 31, 2020
Quoted in the secondary market In foreign currency
Bonds	Secondary Market	46,698,696	43,703,482
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR	22,023,351	20,546,778
In local currency
BNDES – TJLP	DI 1	401,762	1,399,177
BNDES – TLP	DI 1	577,871	647,235
BNDES – Fixed	DI 1	67,784	76,732
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	576,838	960,215
BNDES - Currency basket	DI 1	29,334	27,239
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,283,486	3,286,792
Debentures	DI 1	5,645,477	5,498,793
NCE (“Export Credit Notes”)	DI 1	1,329,571	1,322,813
NCR (“Rural Credit Notes”)	DI 1	285,171	283,702
Export credits (“Pre-payment”)	DI 1	1,375,738	1,490,242
		82,295,079	79,243,200

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

As disclosed in note 4 to annual the financial statements as of December 31, 2020, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the three-month period ended March 31, 2021, the impacts in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to debt redemption, including in advance.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

	March 31, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,393,144	2,393,144	2,393,144
Loans, financing and debentures	75,914,039	106,921,163	4,803,369	5,785,406	35,630,252	60,702,136
Lease liabilities	5,678,097	10,181,590	888,433	832,663	1,561,905	6,898,589
Liabilities for asset acquisitions and subsidiaries	543,567	614,748	124,529	142,734	247,973	99,512
Derivative financial instruments	9,828,305	14,928,833	2,748,758	1,314,273	5,543,287	5,322,515
Dividends payable	6,228	6,228	6,228
Other liabilities	449,471	449,471	449,471
	94,812,851	135,495,177	11,413,932	8,075,076	42,983,417	73,022,752
	December 31, 2020
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and subsidiaries	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Dividends payable	6,232	6,232	6,232
Other liabilities	459,684	459,684	360,916	98,768
	89,538,284	125,362,187	9,499,205	8,933,200	43,336,181	63,593,601

4.3.	Credit risk management

In the three-month period ended March 31, 2021, there were no significant changes in the credit risk management policies compared to those disclosed in Note 4 to the annual financial statements for the year ended of December 31, 2020, except for set forth below.

4.3.1.	Trade accounts receivable and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers’ default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.3.2.	Banks and financial institutions

In the three-month period ended March 31, 2021, there were no significant changes in the credit risk management policies and procedures related to bank and financial institutions compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.	Market risk management

In the three-month period ended March 31, 2021, there were no significant changes in the market risk management policies and procedures compared to those disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.4.1.	Exchange rate risk management

As disclosed in note 4 of the annual financial statements for the year ended December 31, 2020, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. Dollars, is set forth below:

	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	5,167,560	6,370,201
Trade accounts receivables	2,691,828	1,938,614
Derivative financial instruments	525,202	621,385
	8,384,590	8,930,200
Liabilities
Trade accounts payables	(553,524)	(492,617)
Loans and financing	(62,601,237)	(58,145,087)
Liabilities for asset acquisitions and subsidiaries	(347,424)	(313,022)
Derivative financial instruments	(8,852,562)	(6,994,363)
	(72,354,747)	(65,945,089)
Net liability exposure	(63,970,157)	(57,014,889)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.6973).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The following table set forth the potential impacts in absolute amounts:

	March 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	5,167,560	1,291,890	2,583,780
Trade accounts receivable	2,691,828	672,957	1,345,914
Trade accounts payable	(553,524)	138,381	276,762
Loans and financing	(62,601,237)	15,650,309	31,300,619
Liabilities for asset acquisitions and subsidiaries	(347,424)	86,856	173,712

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic of COVID-19 and the effects on all global economies over the past 12 months, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used, in December 2020 it was R$5.1967 and in March 2021 it was R$5.7642, with an increase of 11%. These market movements caused a negative impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of March 31, 2021.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the period, this impact was partially offset by the positive effect on the Company’s cash flow and, if the exchange rate remains stable, it will be offset by the appreciation of the hedge object in the coming periods. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company’s cash generation in the long run.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.7642	7.2053	8.6463	4.3232	2.8821
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	(30,418)	(111,976)	(223,952)	111,975	223,951
Derivative options	(1,419,606)	(4,661,595)	(10,272,812)	4,333,928	9,845,461
Derivative swaps	(7,486,054)	(3,443,646)	(6,834,660)	3,338,380	6,729,393

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already contracted.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR over the next few years, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company’s debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, start negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to IBOR reform that have yet to transition to an alternative benchmark rate and for the three-month period ended March 31, 2021 the Company has R$21,365,758 related to loan and financing contracts and R$1,613,264 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2021
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	7,401	49	98
Marketable securities	4,264,382	28,252	56,503
Loans and financing	(9,365,105)	62,044	124,088

TJLP
Loans and financing	(414,079)	4,545	9,089

LIBOR
Loans and financing	(20,113,793)	9,768	19,536

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2021
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	(30,418)	(2,732)	(5,414)	2,783	5,618
Derivative options	(1,419,606)	(99,416)	(196,956)	101,633	205,839
Derivative swaps	(7,486,054)	(29,460)	(57,957)	30,396	61,642

LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(7,486,054)	63,244	126,467	(63,249)	(126,521)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2020. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
	2.22%	3.09%	3.71%
Embedded derivative in forestry partnership and standing wood supply agreements	290,377	181,845	373,301

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company’s operations. Pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

In the three-month period ended March 31, 2021, a hired position to hedge its logistics costs was purchased in the amount of US$15,281 (US$37,757 as of December 31, 2020).

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, except price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% of oil price in the market.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The following table set forth the potential impacts in absolute amounts:

	March 31, 2021
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
VLSFO derivative	26,296	14,338	28,675

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in note 4 to the annual financial statements for the year ended December 31, 2020.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Instruments hired with protection strategy
Operational Hedge
ZCC	4,112,250	3,212,250	(1,419,526)	(780,457)
NDF (R$ x US$)	80,000	80,000	(30,414)	7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,600,000	3,683,333	(827,168)	(1,059,192)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	280,472	285,533
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(179,394)	(114,834)
Swap CDI x Fixed (U.S.$)	2,267,057	2,267,057	(5,911,930)	(4,977,309)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(786,096)	(508,328)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	634,928	646,068	290,377	354,900
Swap VLSFO (2)	15,281	37,757	26,296	15,759
			(8,557,383)	(6,775,980)

Current assets			414,094	484,043
Non-current assets			856,828	857,377
Current liabilities			(2,670,708)	(1,991,118)
Non-current liabilities			(7,157,597)	(6,126,282)
			(8,557,383)	(6,775,980)

1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

2)	As of December 31, 2020 includes Swap Brent, whose contracts were fully settled in the subsequent period.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The current contracts and the respective protected risks are set forth below:

i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company’s natural exposure of receivables in US$.

ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company’s cash position in Brazilian Reais, which is also indexed to DI.

iii)	IPCA swap x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company’s natural exposure of receivables in US$.

iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company’s natural exposure of receivables in US$.

vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.

vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.

viii)	Swap Very Low Sulphur Fuel Oil (“VLSFO”) (oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.

ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The pandemic of COVID-19 negatively impacted the financial markets and, consequently, caused increased volatility throughout the year, devaluing the Brazilian Real against the U.S. Dollar by 40%, as previously mentioned. The variation in the fair value of derivatives for the three-month period ended March 31, 2021 compared to the fair value measured on December 31, 2020 is explained substantially by this significant devaluation of the local currency. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

It is important to highlight that, the outstanding agreements for the three-month period ended March 31, 2021, are over-the-counter market, without any kind of guarantee margin or early settlement clause forced by changes from mark to market, including possible variations caused by the pandemic of COVID-19.

4.5.2.	Fair value by maturity schedule

	March 31, 2021	December 31, 2020
2021	(1,700,787)	(1,507,075)
2022	(1,426,203)	(918,030)
2023	(498,155)	(433,195)
2024	(830,788)	(705,859)
2025	(2,088,818)	(1,684,124)
2026 onwards	(2,012,632)	(1,527,697)
	(8,557,383)	(6,775,980)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	8,594,225	8,594,225	28,106	719
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226	1,317,226	91,605	136,192
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	148,575	61,120
Swap IPCA to CDI	IPCA	998,233	974,102	280,472	285,533
Swap IPCA to U.S.$	IPCA	533,878	520,973
				548,758	483,564
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,267,057	2,267,057	(5,940,036)	(4,978,028)
Swap LIBOR to Fixed (U.S.$)	US$	350,000	350,000	(877,701)	(644,520)
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	(975,743)	(1,120,312)
Swap IPCA to CDI	R$	843,845	843,845
Swap IPCA to U.S.$	US$	121,003	121,003	(179,394)	(114,834)
				(7,972,874)	(6,857,694)
				(7,424,116)	(6,374,130)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	4,112,250	3,212,250	(1,419,526)	(780,457)
NDF (R$ x U.S.$)	US$	80,000	80,000	(30,414)	7,948
				(1,449,940)	(772,509)
Commodity hedge
Swap US-CPI (standing wood)	US$	634,928	646,068	290,377	354,900
Swap VLSFO	US$	15,281	37,757	26,296	15,759
				316,673	370,659
				(8,557,383)	(6,775,980)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	March 31, 2021	December 31, 2020
Operational hedge
Zero cost collar (R$ x U.S.$)	(599,391)	(2,268,158)
NDF (R$ x U.S.$)	(37)	(60,815)
	(599,428)	(2,328,973)
Commodity hedge
Swap Bunker (oil)	21,840	(85,468)
	21,840	(85,468)
Debt hedge
Swap CDI to Fixed (U.S.$)	(53,090)	(1,888,906)
Swap IPCA to CDI (notional in Brazilian Reais)		10,601
Swap IPCA to Fixed (U.S.$)		10,054
Swap Pre-Fixed to U.S.$	26,690	59,351
Swap LIBOR to Fixed (U.S.$)	(108,559)	(242,299)
	(134,959)	(2,051,199)
	(712,547)	(4,465,640)

4.6.	Fair value hierarchy

For the three-month period ended March 31, 2021, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,270,922		1,270,922
Marketable securities	724,646	3,539,736		4,264,382
	724,646	4,810,658		5,535,304

Fair value through other comprehensive income
Other investments - CelluForce			29,280	29,280
			29,280	29,280

Biological assets			11,094,744	11,094,744
			11,094,744	11,094,744
	724,646	4,810,658	11,124,024	16,659,328

Liabilities
Fair value through profit or loss
Derivative financial instruments		9,828,305		9,828,305
		9,828,305		9,828,305
		9,828,305		9,828,305

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
		8,117,400		8,117,400

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

4.7.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	March 31, 2021	December 31, 2020
Cash and banks	0.39	4,563,274	6,212,318

Cash equivalents
Local currency
Fixed-term deposits (1)	74.53 of CDI	7,401	115,032

Foreign currency
Fixed-term deposits (1)	0.37	763,833	507,707
		5,334,508	6,835,057

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

Time Deposit is a remunerated bank deposit with a specific maturity period.

Sweep Account is an interest-bearing account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	March 31, 2021	December 31, 2020
In local currency
Private funds	89.44 of CDI	176,219	175,317
Public titles measured at fair value through profit or loss	89.44 of CDI	724,646	444,712
Private Securities (Compromised)	101.92 of CDI	3,124,931	1,585,605
Private Securities (Compromised) - Escrow Account (1)	102.00 of CDI	236,344	184,778
Other		2,242	6,445
		4,264,382	2,396,857

Current		4,028,038	2,212,079
Non-Current		236,344	184,778

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties (Note 1.2.2.).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	March 31, 2021	December 31, 2020
Domestic customers
Third parties	993,918	970,796
Related parties (Note 11) (1)	49,682	47,685

Foreign customers
Third parties	2,691,828	1,938,614

(-) Expected credit losses	(42,500)	(41,889)
	3,692,928	2,915,206

1)	The balance refers to transactions with Ibema, an entity that is not consolidated by the Company.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company’s operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable for the three-month period ended March 31, 2021, is R$6,463,158 (R$5,388,370 as of December 31, 2020).

7.2.	Breakdown of trade accounts receivable by maturity

	March 31, 2021	December 31, 2020
Current	3,546,809	2,603,229
Overdue
Up to 30 days	83,117	209,210
From 31 to 60 days	15,234	51,420
From 61 to 90 days	14,769	2,062
From 91 to 120 days	4,191	6,665
From 121 to 180 days	395	8,618
From 181 days	28,413	34,002
	3,692,928	2,915,206

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

7.3.	Rollforward of the expected credit losses

	March 31, 2021	December 31, 2020
Beginning balance	(41,889)	(41,996)
Addition	(1,792)	(9,350)
Reversal	30	3,328
Write-off	1,961	7,737
Exchange rate variation	(810)	(1,608)
Ending balance	(42,500)	(41,889)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company’s credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for more than 10% of net sales of pulp and/or paper segment for the three-month period ended March 31, 2021. The Company has no customer responsible for more than 10% of net sales of pulp segment for the year ended December 31, 2020.

8.	INVENTORIES

	March 31, 2021	December 31, 2020
Finished goods
Pulp
Domestic (Brazil)	561,666	553,229
Foreign	1,075,944	1,102,994
Paper
Domestic (Brazil)	290,728	225,058
Foreign	87,130	87,638
Work in process	80,670	81,465
Raw material	1,352,036	1,450,507
Spare parts and other	541,615	508,444
	3,989,789	4,009,335

Inventories are disclosed net of estimated losses.

8.1.	Rollforward of estimated losses

	March 31, 2021	December 31, 2020
Beginning balance	(79,885)	(106,713)
Addition (1)	(8,120)	(77,173)
Reversal	2,658	11,498
Write-off (2)	29,653	92,503
Ending balance	(55,694)	(79,885)

1)	Refers substantially to the raw material in the amount of R$5,306 (R$56,305 as of December 31, 2020).

2)	Refers mainly to the amounts of (i) finished pulp product of R$957 (R$32,018 as of December 31, 2020) and (ii) raw material of R$27,751 (R$49,550 as of December 31, 2020).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

For the three-month period ended March 31, 2021, there were no inventory items pledged as collateral (there were no inventory items pledged as collateral as of December 31, 2020).

9.	RECOVERABLE TAXES

	March 31, 2021	December 31, 2020
IRPJ/CSLL – prepayments and withheld taxes	196,123	223,754
PIS/COFINS – on acquisition of property, plant and equipment (1)	100,581	126,990
PIS/COFINS – operations	306,315	287,206
PIS/COFINS – exclusion ICMS (2)	128,115	128,115
ICMS – on acquisition of property, plant and equipment (3)	110,575	112,672
ICMS – operations (4)	1,429,664	1,393,260
Reintegra program (5)	110,191	110,121
Other taxes and contributions	29,201	24,089
Provision for loss of ICMS credits (6)	(1,172,240)	(1,164,782)
	1,238,525	1,241,425

Current	406,352	406,850
Non-current	832,173	834,575

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the STF’s initial decision among other items. The appeal has yet to be judged.

Based on the STF’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the STF altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded (Note 20.3).

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.

5)	Special Regime of Tax Refunds for Export Companies (“Reintegra”): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo, Mato Grosso do Sul and Bahia due to the difficulty of its realization.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)
Addition	(17,458)		(17,458)
Reversal (1)	10,000		10,000
Balance as of March 31, 2021	(1,172,240)		(1,172,240)

1)	Refers to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCE TO SUPPLIERS

	March 31, 2021	December 31, 2020
Forestry development program	1,203,265	1,015,115
Advance to suppliers	41,492	43,162
	1,244,757	1,058,277

Current	41,492	43,162
Non-current	1,203,265	1,015,115

In the annual financial statements for the year ended December 31, 2020, the characteristics of the advances were disclosed, which did not change during the period of 2021.

11.	RELATED PARTIES

The Company’s commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. (“Suzano Group”). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

For the three-month period ended March 31, 2021, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

11.1.	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	March 31, 2021	December 31, 2020
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses		3
			3
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(6)	(5)
Bexma Participações Ltda.	Reimbursement for expenses		1
Bizma Investimentos Ltda.	Reimbursement for expenses		1
Ensyn Corporation	Loan		2,829
Ibema Companhia Brasileira de Papel	Sale of pulp	49,682	47,685
Ibema Companhia Brasileira de Papel	Sale of other products	1,066	695
Ibema Companhia Brasileira de Papel	Purchase of products	(3,362)	(2,834)
Ibema Companhia Brasileira de Papel	Dividends receivable	6,415	6,415
Ibema Companhia Brasileira de Papel	Interest on shareholders’ equity	1,218	1,218
Instituto Ecofuturo - Futuro Para o Desenvolvimento Sustentável	Social services	(63)	1
Nemonorte Imóveis e Participações Ltda.	Real estate consulting		(15)
		54,950	55,991
		54,950	55,994

Assets
Trade accounts receivable		49,682	47,685
Other accounts receivable		8,699	11,163
Liabilities
Trade accounts payable		(3,425)	(2,849)
Other accounts payable		(6)	(5)
		54,950	55,994

11.2.	Amounts transacted in the period

		Expenses (income)
	Nature	March 31, 2021	March 31, 2020
Transactions with controlling shareholders
Suzano Holding S.A.	Granting of guarantees and administrative expenses	(659)	(1,072)
		(659)	(1,072)
Transactions with companies of the Suzano Group and other related parties
Management	Reimbursement for expenses	(76)	(319)
Bexma Participações Ltda.	Reimbursement for expenses	2	3
Bizma Investimentos Ltda.	Reimbursement for expenses	2	2
Ensyn Corporation	Loan charges	1
Ibema Companhia Brasileira de Papel	Sale of paper	36,680	24,419
Ibema Companhia Brasileira de Papel	Purchase of products	(2,367)	(1,007)
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	Social services	(63)	(2,016)
IPLF Holding S.A.	Reimbursement for expenses	1	1
Mabex Representações e Participações Ltda.	Aircraft services		50
Nemonorte Imóveis e Participações Ltda.	Real estate consulting	(46)	(50)
		34,134	21,083
		33,475	20,011

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

11.3.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	March 31, 2021	March 31, 2020
Short-term benefits
Salary or compensation	11,832	10,204
Direct and indirect benefits	202	230
Bonus	1,517	3,437
	13,551	13,871
Long-term benefits
Share-based compensation plan	52,625	50,669
	52,625	50,669
	66,176	64,540

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2021. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

12.1.	Deferred income and social contribution taxes

	March 31, 2021	December 31, 2020
Tax loss	1,072,160	1,013,008
Negative tax basis of social contribution	360,738	329,412

Assets temporary differences
Provision for judicial liabilities	245,541	233,100
Operating provisions and other losses	974,145	1,051,096
Exchange rate variation	7,891,918	6,112,906
Derivatives losses (“MtM”)	2,909,510	2,303,833
Amortization of fair value adjustment on business combination	715,589	718,645
Unrealized profit on inventories	234,701	176,847
Lease	376,528	287,066
Provision of deferred taxes on results of subsidiaries abroad	12,235	33,893
Other temporary differences (1)		158,172
	14,793,065	12,417,978

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	539,028	469,875
Property, plant and equipment - deemed cost	1,390,528	1,385,642
Accelerated tax depreciation	1,004,572	1,025,136
Borrowing cost	101,471	110,036
Fair value of biological assets	190,721	237,879
Deferred taxes, net of fair value adjustment on business combination	461,754	469,419
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	43,559	43,559
Other temporary differences	16,839
	3,748,472	3,741,546

Non-current assets	11,044,593	8,677,002
Non-current liabilities		570

1)	On December 29, 2020, with the final decision of Administrative Council for Economic Defense’s (“CADE”) approval related to the purchase and sale agreement of rural property, Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition only occured at the Closing of the transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	March 31, 2021	December 31, 2020
Tax loss carry forward	4,288,638	4,052,013
Negative tax basis of social contribution carryforward	4,008,200	3,660,133

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The rollforward of net balance of deferred income tax is set for the below:

	March 31, 2021	December 31, 2020
Beginning balance	8,676,432	1,555,165
Tax loss	59,151	412,759
Negative tax basis of social contribution	31,326	183,066
(Reversal) provision for judicial liabilities	12,441	(32,471)
Operating provision (reversal) and other losses	(44,452)	136,400
Exchange rate variation	1,779,012	4,110,964
Derivative losses (“MtM”)	605,677	1,685,406
Amortization of fair value adjustment on business combination	4,609	37,917
Unrealized profit on inventories	57,854	(116,475)
Lease	89,462	265,022
Goodwill - Tax benefit on unamortized goodwill	(69,153)	(253,018)
Property, plant and equipment - deemed cost	(4,886)	120,578
Accelerated tax depreciation	20,564	88,064
Borrowing cost	8,565	(5,487)
Fair value of biological assets	14,659	(184,377)
Deferred taxes on the result of subsidiaries abroad	(21,658)	497,743
Other temporary differences (1)	(175,010)	175,176
Ending balance	11,044,593	8,676,432

1)	On December 29, 2020, with the final decision of CADE’s approval related to the purchase and sale agreement of rural property (note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition occured at the Closing of the Transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	March 31, 2021	March 31, 2020
Loss before taxes	(5,060,190)	(21,095,584)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	1,720,465	7,172,499

Tax effect on permanent differences
Taxation (difference) on profit of wholly-owned subsidiaries abroad (1)	774,234	573,858
Equity method	3,490	242
Thin capitalization (2)	(179,717)	(45,213)
Credit related to Reintegra Program	1,836	1,404
Tax incentives applicable to income tax (3)		3,557
Director bonus	(8,185)	(2,345)
Donations / fines and other	(7,192)	(27,479)
	2,304,931	7,676,523
Income tax
Current	(61,645)	(50,399)
Deferred	1,740,224	5,683,928
	1,678,579	5,633,529
Social Contribution
Current	(2,504)	(3,961)
Deferred	628,856	2,046,955
	626,352	2,042,994
Income and social contribution benefits (expenses) on the period	2,304,931	7,676,523

Effective rate of income and social contribution tax expenses	45.55%	36.39%

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	The brazilian thin capitalization rules establish that interest paid or credited by a brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On March 31, 2021 the Company did not meet all limits and requirements.

3)	Tax incentives applicable to ICMS, which is deducted from the calculation basis of Income Tax and Social Contribution.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024 and Eunápolis – Veracel (BA), facility expire in 2025.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balances on December 31, 2020	11,161,210
Addition	703,830
Depletion	(728,161)
Transfers	23,471
Disposal	(60,649)
Other write-offs	(4,957)
Balances on March 31, 2021	11,094,744

The Company reassesses the main assumptions used to measure the fair value of biological assets every six months in June and December.

The Company has no biological assets pledged as of March 31, 2021 or December 31, 2020.

14.	INVESTMENTS

14.1.	Investments breakdown

	March 31, 2020	December 31, 2020
Investments in associates and joint ventures	113,924	96,373
Goodwill	236,360	236,360
Other investments evaluated at fair value through other comprehensive income	29,280	26,338
	379,564	359,071

Investments are disclosed net of estimated losses.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

14.2.	Investments in associates and joint ventures

				Company Participation
	Information of joint ventures as of March 31, 2021			In equity		In the income of the period
	Equity	Income of the period	Participation equity (%)	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2020
Associate
Ensyn Corporation	42,099	(4,004)	25.30%	10,651	5,472	(1,013)	(3,351)
Spinnova Oy	62,867	(5,299)	23.44%	14,736	15,387	(1,242)	(1,439)
				25,387	20,859	(2,255)	(4,790)

Joint ventures
Ibema Companhia Brasileira de Papel	165,984	25,092	49.90%	82,826	70,305	12,521	6,672
F&E Technologies LLC	11,422		50.00%	5,711	5,209		(1,171)
				88,537	75,514	12,521	5,501
				113,924	96,373	10,266	711

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		4.14	5.80		16.32

Cost
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (2)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions			45,684	216,369	1,926	263,979
Write-offs	(371,999)	(639)	(8,091)		(142)	(380,871)
Transfer and other (2)	289,395	43,159	220,683	(328,101)	8,889	234,025
Balance as of March 31, 2020	9,829,701	9,245,654	43,442,771	771,652	1,070,268	64,360,046

Depreciation
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(87,504)	(581,617)		(29,618)	(698,739)
Write-offs		164	4,880		103	5,147
Transfer and other		(1)	481		46	526
Balance as of March 31, 2020		(3,333,127)	(21,752,828)		(693,134)	(25,779,089)

Book value
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890
Balance as of December 31, 2021	9,829,701	5,912,527	21,689,943	771,652	377,134	38,580,957

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible, inventories and assets held for sale (Note 1.2.2).

For the three-month period ended March 31, 2021, the Company did not identify any impairment of property, plant and equipment.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

15.1.	Items pledged as collateral

For the three-month period ended March 31, 2021, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$20,530,584 (R$20,903,151 consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas as of December 31, 2020).

15.2.	Capitalized expenses

For the three-month period ended March 31, 2021, the Company capitalized interest in the amount of R$402 (R$3,803 as of March 31, 2020). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 10.51% p.a. (9.21% p.a. as of March 31, 2020).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	March 31, 2021	December 31, 2020
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	1,196	1,196
	8,017,579	8,017,579

1)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

For the three-month period ended March 31, 2021, the Company did not identify any trigger to perform the impairment test.

16.2.	Intangible assets with determined useful life

		March 31, 2021	December 31, 2020
Beginning balance		8,741,949	9,649,789
Additions		734	2,307
Amortization		(243,068)	(980,385)
Transfers and others		54,857	70,238
Ending balance		8,554,472	8,741,949
Represented by	Average rate %
Non-compete agreement	46.1 and 5	5,706	5,706
Research and development agreement	5.4	64,179	66,272
Ports concession	4.3	207,041	209,506
Lease agreements	16.9	27,497	29,373
Supplier agreements	12.9	81,479	85,182
Port service contracts	4.2	631,703	639,275
Cultivars	14.3	96,862	101,960
Development and implementation of systems	11.2	1,324	1,392
Trademarks and patents	10.0	15,866	16,627
Customer portfolio	9.1	7,183,569	7,388,820
Supplier agreements	17.6	39,916	41,250
Software	20.0	113,242	123,788
Others	5.0	86,088	32,798
		8,554,472	8,741,949

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

17.	TRADE ACCOUNTS PAYABLE

	March 31, 2021	December 31, 2020
In local currency
Related party (Note 11.1) (1)	3,425	2,849
Third party	1,836,195	1,865,632
In foreign currency
Third party	553,524	492,617
	2,393,144	2,361,098

1)	The balance refers to transactions with Ibema and Instituto Ecofuturo entities that are not consolidated by the Company.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
In foreign currency
BNDES	UMBNDES	4.80	6,469	2,506	23,457	24,486	29,926	26,992
Bonds	Fixed	5.44	395,314	779,046	40,825,167	37,232,554	41,220,481	38,011,600
Export credits (“export prepayment”)	LIBOR/Fixed	1.92	711,603	718,623	20,654,155	19,400,208	21,365,758	20,118,831
Others			3,175	2,516			3,175	2,516
			1,116,561	1,502,691	61,502,779	56,657,248	62,619,340	58,159,939
In local currency
BNDES	TJLP	6.67	71,132	276,441	339,680	1,254,222	410,812	1,530,663
BNDES	TLP	10.88	24,423	25,535	517,651	522,367	542,074	547,902
BNDES	Fixed	4.92	28,302	29,115	40,738	47,177	69,040	76,292
BNDES	SELIC	5.30	36,321	98,531	777,086	1,068,959	813,407	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	9.34	811,733	32,156	2,310,442	3,025,527	3,122,175	3,057,683
NCE (“Export credit note”)	CDI	8.08	6,023	15,184	1,275,366	1,275,045	1,281,389	1,290,229
NCR (“Rural producer certificate”)	CDI	9.97	760	2,738	273,646	273,578	274,406	276,316
Export credits (“export prepayment”)	Fixed	8.06	41,581	77,570	1,313,930	1,313,661	1,355,511	1,391,231
Debentures	CDI	8.22	27,527	7,590	5,415,815	5,415,061	5,443,342	5,422,651
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)	Fixed	0.40	(21,108)	(24,165)	3,651	3,651	(17,457)	(20,514)
			1,026,694	540,695	12,268,005	14,199,248	13,294,699	14,739,943
			2,143,255	2,043,386	73,770,784	70,856,496	75,914,039	72,899,882

Interest on financing			563,913	935,010			563,913	935,010
Non-current funding			1,579,342	1,108,376	73,770,784	70,856,496	75,350,126	71,964,872
			2,143,255	2,043,386	73,770,784	70,856,496	75,914,039	72,899,882

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

18.2.	Rollforward in loans, financing and debentures

	March 31, 2021	December 31, 2020
Beginning balance	72,899,881	63,684,326
Fundraising, net issuances	8,969,521	14,761,796
Interest accrued	758,171	3,286,254
Premium with repurchase of bonds		391,390
Exchange rate variation, net	5,597,530	13,365,471
Settlement of principal	(11,177,120)	(19,092,810)
Settlement of interest	(1,175,388)	(3,244,949)
Settlement of premium with early repurchase		(378,381)
Amortization of fundraising costs	38,390	87,959
Others	3,054	38,826
Ending balance	75,914,039	72,899,882

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

18.3.	Breakdown by maturity – non current

	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES	11,111	12,346					23,457
Bonds			2,000,227	1,911,263	2,968,014	33,945,663	40,825,167
Export credits (“export prepayment”)	1,007,008	1,695,498	4,994,432	7,539,900	4,490,638	926,679	20,654,155
	1,018,119	1,707,844	6,994,659	9,451,163	7,458,652	34,872,342	61,502,779
In local currency
BNDES – TJLP	48,243	65,301	37,309	89,746	84,422	14,659	339,680
BNDES – TLP	14,149	18,866	18,866	17,618	21,161	426,991	517,651
BNDES – Fixed	18,119	18,606	4,013				40,738
BNDES – Selic	23,898	56,536	48,357	174,425	174,470	299,400	777,086
CRA (“Agribusiness Receivables Certificates”)	757,109	1,553,333					2,310,442
NCE (“Export credit note”)				640,800	634,566		1,275,366
NCR (“Rural producer certificate”)				137,500	136,146		273,646
Export credits (“export prepayment”)			1,313,930				1,313,930
Debentures				2,340,550	2,327,687	747,578	5,415,815
Others (Working capital, FDI and fair value adjustment on business combination)	3,651						3,651
	865,169	1,712,642	1,422,475	3,400,639	3,378,452	1,488,628	12,268,005
	1,883,288	3,420,486	8,417,134	12,851,802	10,837,104	36,360,970	73,770,784

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

18.4.	Breakdown by currency

	March 31, 2021	December 31, 2020
Brazilian Reais	13,282,876	14,727,803
U.S. Dollar	62,601,237	58,145,087
Currency basket	29,926	26,992
	75,914,039	72,899,882

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	March 31, 2021	December 31, 2020
Bonds	390,104	138,561	251,543	238,568
CRA and NCE	125,222	95,540	29,682	32,374
Export credits (“export prepayment”)	171,542	47,604	123,938	56,028
Debentures	24,467	9,184	15,283	16,039
BNDES (“IOF”) (1)	62,658	47,253	15,405	40,611
Others	18,147	16,793	1,354	1,422
	792,140	354,935	437,205	385,042

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the period

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 10, 2021, the Company, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.570.000 (equivalent to R$8,481,768 on the transaction date) maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, as confirmed by an independent external verifier.

18.7.	Relevant transactions settled in the period

18.7.1.	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,454,025, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2%, transaction cost in the amount of R$24,097 and premium payment in the amount of R$32,933.

18.7.2.	Export Prepayment Agreements (“EPP”)

On March 8, 2021, the Company, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the principal amount of US$1,666,848 (equivalent to R$9,558,205 on the transaction date), with original maturity in December 2023 and quarterly interest payments of 1.15% p.a. plus quarterly LIBOR.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward is set forth below:

	Lands and farms	Machines and equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions/updates	858,085	45,624	90,616	95,768	2,675	1,092,768
Amortization	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	330,234	1,448	11,867	2,630	4,335	350,514
Amortization (1)	(71,980)	(2,290)	(12,936)	(28,879)	(2,716)	(118,801)
Write-offs				(8,835)		(8,835)
Balance as of March 31, 2021	2,546,315	84,423	89,915	1,842,235	4,068	4,566,956

1)	On March, 2021, the amount of R$71,980 (R$43,994 as of March 31, 2020) related to land was reclassified to biological assets to compose the formation cost.

For the three-month period ended March 31, 2021, the Company is not committed to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the three-month period ended March, 2021, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.45	July/2048	2,625,742
Machines and equipment’s	10.62	July/2032	197,780
Buildings	9.80	November/2044	77,009
Ships and boats	11.39	February/2039	2,773,677
Vehicles	10.04	October/2023	3,889
			5,678,097

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction has been effective since February 08, 2021 for one of the ships and for the second one the restart is scheduled for May 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

The rollforward is set forth below:

Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760
Additions	350,514
Write-offs	(8,835)
Payments	(249,128)
Accrual of financial charges (1)	136,478
Exchange rate variation	257,308
Balance as of March 31, 2021	5,678,097

Current	632,812
Non-current	5,045,285

1)	On March 31, 2021, the amount of R$27,438 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$19,431 as of March 31, 2020).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set for the below:

	March 31, 2021	March 31, 2020
Expenses relating to short-term assets	1,504	3,527
Expenses relating to low-value assets	1,158	1,577
	2,662	5,104

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil and environment risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

20.1.	Rollforward of provisions for probable losses, net of judicial deposits

	March 31, 2021
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(137,383)	2,979,213	2,841,830
Labor	(54,351)	209,382	155,031
Civil and environment	(2,998)	261,277	258,279
	(194,732)	3,449,872	3,255,140

	December 31, 2020
Nature of provisions	Judicial deposits	Provision	Provision, net
Taxes and social security	(135,641)	2,984,230	2,848,589
Labor	(57,780)	217,180	159,400
Civil and environment	(3,495)	251,461	247,966
	(196,916)	3,452,871	3,255,955

20.1.1.	Changes in the provision according to the nature of the proceedings for probable losses

	March 31, 2021
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	476,070	217,180	50,368	2,709,253	3,452,871
Payments		(8,133)			(8,133)
Write-off	(31)	(15,513)	(1)	(8,195)	(23,740)
Additions	1,229	11,751	6,876		19,856
Monetary adjustment	1,991	4,098	2,929		9,018
Ending balance	479,259	209,383	60,172	2,701,058	3,449,872

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,499,956 and civil in the amount of R$201,102, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

	December 31, 2020
	Tax and social security	Labor	Civil and environment	Contingent liabilities (1) (2)	Total
Beginning balance	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Ending balance	476,070	217,180	50,368	2,709,253	3,452,871

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

20.1.2.	Tax and social security

For the three-month period ended March 31, 2021, the Company was a defendant in 51 (fifty-one) (51 (fifty-one) as of December 31, 2020) administrative proceedings as well as tax lawsuits in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.3.	Labor

For the three-month period ended March 31, 2021, the Company was a defendant in 1,033 (one thousand and thirty-three) (1,010 (one thousand and ten) as of December 31,2020) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.4.	Civil and environment

For the three-month period ended March 31, 2021, the Company is a defendant in approximately in 69 (sixty-nine) (58 (fifty eight) as of December 31, 2020) civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	March 31, 2021	December 31, 2020
Taxes and social security (1)	7,171,050	7,145,147
Labor	261,560	263,971
Civil and environment (1)	3,304,797	3,068,884
	10,737,407	10,478,002

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,669,783 (R$2,677,970 as of December 31, 2020), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

In the three-month period ended March 31, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

20.3.	Contingent assets

In the three-month period ended March 31, 2021, there were no significant changes in the main nature of these contingencies compared to those disclosed in Note 20 to the annual financial statements for the year ended December 31, 2020.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the three-month period ended March 31, 2021 amounted R$3,270 (R$1,732 as of March 31, 2020) recognized in under cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers medical assistance and life insurance in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2019	736,179
Interest on actuarial liabilities	53,092
Actuarial loss	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid	(38,468)
Balance on December 31, 2020	785,045
Interest on actuarial liabilities	13,964
Exchange rate variation	20
Benefits paid	(10,081)
Balance on March 31, 2021	788,948

22.	SHARE-BASED COMPENSATION PLAN

For the three-month period ended March 31, 2021, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2020 and have not been changed during the period of 2021.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

22.1.	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	March 31, 2021	December 31, 2020
	Number of outstanding options
Beginning balance	5,772,356	5,996,437
Granted during of the period	627,648	1,770,384
Exercised (1)	(631,962)	(1,789,413)
Exercised due to resignation (1)	(20,203)	(21,253)
Abandoned / prescribed due to resignation	(174,195)	(183,799)
Ending balance	5,573,644	5,772,356

1)	The average price for share options exercised and exercised due to termination of employment, for the three-month period ended March 31, 2021 was R$55.11 (fifty-five Brazilian Reais and eleven cents) (R$43.14 (forty-three Brazilian Reais and fourteen cents) as of December 31, 2020).

22.2	Common stock option plan

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022
Program 2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024

22.3	Balances and result

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	March 31, 2021	December 31, 2020	March 31, 2021	March 31, 2020
Non-current liabilities
Provision for phantom stock plan	223,915	195,135	(64,154)	(25,337)
Equity
Stock option granted	11,822	10,612	(1,210)	(300)
Total general and administrative expenses from share-based transactions			(65,364)	(25,637)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	March 31, 2021	December 31, 2020
Lands and forests acquisition
Real estate receivables certificates (1)	38,527	37,104
	38,527	37,104
Business combination
Facepa (2)	42,754	41,721
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (3)	462,286	423,403
	505,040	465,124
	543,567	502,228

Current	114,889	101,515
Non-current	428,678	400,713

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, updated by IPCA.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

For the three-month period ended March 31, 2021, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements	33,920,862	2.49
Alden Fundo de Investimento em Ações	26,154,741	1.92
	622,497,729	45.73
Treasury	12,042,004	0.88
Other shareholders	726,723,851	53.39
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the three-month period ended March 31, 2021, SUZB3 common shares ended the period quoted at R$68.55 (sixty-eight Reais and fifty-five cents) (R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) on December 31, 2020).

24.2	Treasury shares

For the three-month period ended March 31, 2021, the Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$825,479. For the three-month period ended March 31, 2021 and 2020, there was no movement of purchase or sale.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	March 31, 2021	March 31, 2020
Resulted of the period attributable for controlling shareholders’	(2,757,244)	(13,422,530)
Weighted average number of shares in the period	1,361,264	1,361,264
Weighted average treasury shares	(12,042)	(12,042)
Weighted average number of outstanding shares	1,349,222	1,349,222
Basic loss per common share - R$	(2.04358)	(9.94835)

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	March 31, 2020	March 31, 2020
Resulted of the period attributed to controlling shareholders’	(2,757,244)	(13,422,530)
Weighted average number of shares in the period (except treasury shares)	1,349,222	1,349,222
Weighted average number of shares (diluted)	1,349,222	1,349,222
Diluted loss per common share - R$	(2.04358)	(9.94835)

Due to the loss in the period, the Company does not consider the dilution effect in the measurement.

26.	NET FINANCIAL RESULT

	March 31, 2021	March 31, 2020
Financial expenses
Interest on loans, financing and debentures (1)	(757,769)	(885,584)
Premium expenses on early settlements	(32,933)
Amortization of fundraising costs (2)	(41,020)	(25,569)
Amortization of fair value adjustment on business combination	(3,054)	(5,330)
Interest expense on lease liabilities	(136,478)	(114,781)
Other financial expenses	(19,679)	(55,160)
	(990,933)	(1,086,424)
Financial income
Cash and cash equivalents and marketable securities	19,907	70,052
Amortization of fair value adjustment on business combination		23,809
Other financial income	4,320	26,893
	24,227	120,754
Income from derivative financial instruments
Income	51,926	34,803
Expenses	(2,545,876)	(9,093,595)
	(2,493,950)	(9,058,792)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(5,597,530)	(13,187,550)
Lease	(257,308)	(596,328)
Other assets and liabilities (3)	648,373	1,364,292
	(5,206,465)	(12,419,586)
Net financial result	(8,667,121)	(22,444,048)

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

1)	Does not include R$402 arising from capitalized interest for the three-month period ended March 31, 2021 (does not include R$3,803 as of March 31, 2020 and includes R$3,118 endorsement and guarantee in the three-month period ended March 31, 2020).

2)	Includes an expense of R$2,630 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$319 as of March 31, 2020).

3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

27.	NET SALES

	March 31, 2021	March 31, 2020
Gross sales	10,303,345	8,257,293
Sales deductions
Returns and cancelations	(14,339)	(21,673)
Discounts and rebates	(1,051,893)	(945,349)
	9,237,113	7,290,271

Taxes on sales	(347,947)	(309,478)

Net sales	8,889,166	6,980,793

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to statement of income and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are located in Brazil.

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

28.2	Information of operating segments

	March 31, 2021
	Pulp	Paper	Not segmented	Total
Net sales	7,593,580	1,295,586		8,889,166
Domestic market (Brazil)	454,351	894,124		1,348,475
Foreign market	7,139,229	401,462		7,540,691
Cost of sales	(4,015,712)	(829,322)		(4,845,034)
Gross profit	3,577,868	466,264		4,044,132
Gross margin (%)	47.1%	36.0%		45.5%

Operating income (expenses)	(382,677)	(54,524)		(437,201)
Selling	(477,598)	(104,168)		(581,766)
General and administrative	(278,406)	(104,148)		(382,554)
Other operating, net	375,582	141,271		516,853
Income(loss) from associates and joint ventures	(2,255)	12,521		10,266
Operating profit before net financial income (“EBIT”) (1)	3,195,191	411,740		3,606,931
Operating margin (%)	42.1%	31.8%		40.6%

Financial result, net			(8,667,121)	(8,667,121)

Net income (loss) before taxes	3,195,191	411,740	(8,667,121)	(5,060,190)

Income taxes			2,304,931	2,304,931

Net income (loss) for the period	3,195,191	411,740	(6,362,190)	(2,755,259)
Profit (loss) margin for the period (%)	42.1%	31.8%		(31.0)%

Attributable to
Controlling shareholders’	3,195,191	411,740	(6,364,175)	(2,757,244)
Non-controlling interest			1,985	1,985

Depreciation, depletion and amortization	1,629,575	136,906		1,766,481

1)	EBIT (“Earnings before interest and tax”).

	March 31, 2020
	Pulp	Paper	Not segmented	Total
Net sales	5,886,723	1,094,070		6,980,793
Domestic market (Brazil)	398,367	763,672		1,162,039
Foreign market	5,488,356	330,398		5,818,754
Cost of sales	(4,129,175)	(690,824)		(4,819,999)
Gross profit	1,757,548	403,246		2,160,794
Gross margin (%)	29.9%	36.9%		31.0%

Operating income (expenses)	(631,643)	(180,687)		(812,330)
Selling	(418,221)	(96,715)		(514,936)
General and administrative	(224,053)	(90,783)		(314,836)
Other operating, net	16,592	139		16,731
Income from associates and joint ventures	(5,961)	6,672		711
Operating profit before net financial income (“EBIT”) (1)	1,125,905	222,559		1,348,464
Operating margin (%)	19.1%	20.3%		19.3%

Financial result, net			(22,444,048)	(22,444,048)

Net income (loss) before taxes	1,125,905	222,559	(22,444,048)	(21,095,584)

Income taxes			7,676,523	7,676,523

Net income (loss) for the period	1,125,905	222,559	(14,767,525)	(13,419,061)
Profit (loss) margin for the period (%)	19.1%	20.3%		(192.2)%

Attributable to
Controlling shareholders’	1,125,905	222,559	(14,770,994)	(13,422,530)
Non-controlling interest			3,469	3,469

Depreciation, depletion and amortization	1,539,864	108,338		1,648,202

1)	EBIT (“Earnings before interest and tax”).

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

28.3	Net sales by product

The following table set forth the breakdown of net sales by product:

Products	March 31, 2021	March 31, 2020
Market pulp (1)	7,593,580	5,886,723
Printing and writing paper (2)	1,033,000	881,758
Paperboard	252,227	197,446
Other	10,359	14,866
Net sales	8,889,166	6,980,793

1)	Net sale from fluff pulp represents approximately 0.7% of total net sales and, therefore, was included in market pulp net sales.

2)	Tissue is a recently launched product and its revenues represent approximately 2.1% of total net sales and, therefore, was included in printing and writing paper net sales.

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company’s cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	March 31, 2021	December 31, 2020
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

Suzano S.A.

Notes to the unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2021

29.	RESULTS BY NATURE

	March 31, 2021	March 31, 2020
Cost of sales (1)
Personnel expenses	(266,635)	(236,980)
Costs with raw materials, materials and services	(1,919,569)	(1,720,594)
Logistics cost	(1,053,114)	(1,007,721)
Depreciation, depletion and amortization	(1,503,890)	(1,381,201)
Other (2)	(101,826)	(473,503)
	(4,845,034)	(4,819,999)
Selling expenses
Personnel expenses	(53,299)	(43,930)
Services	(26,775)	(28,799)
Logistics cost	(252,334)	(182,515)
Depreciation and amortization	(235,622)	(233,679)
Other (3)	(13,736)	(26,013)
	(581,766)	(514,936)
General and Administrative expenses
Personnel expenses	(265,412)	(186,008)
Services	(55,988)	(67,651)
Depreciation and amortization	(25,677)	(25,101)
Social actions COVID-19	(4,555)
Other (4)	(30,922)	(36,076)
	(382,554)	(314,836)
Other operating (expenses) income net
Rents and leases	1,028	1,080
Result from sale of other products, net	10,312	18,977
Result from sale and disposal of property, plant and equipment and biological assets, net (2) (5)	497,288	(4,488)
Insurance reimbursement	523
Depreciation and amortization	(1,292)	(8,221)
Other operating income, net	8,994	9,383
	516,853	16,731

1)	Includes R$582 related to idle capacity and maintenance downtime (R$92,868 as of March 31, 2020).

2)	Includes R$444 related to the formation cost of the biological asset applied directly in the statement of income (there was no formation cost applied directly in statement of income on March 31, 2020).

3)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

4)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.

5)	Includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell (Note 1.2.2.).